SHEARMAN & STERLING LETTERHEAD



                                                                 October 4, 2006



VIA EDGAR TRANSMISSION
----------------------

Ms. Kathryn T. Jacobson
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE, Mail Stop 3720
Washington, DC 20549
Phone:  202-551-3365


Re:               CBS Corporation
                  Form 10-K for Fiscal Year Ended December 31, 2005 Filed March 16, 2006
                  Form 10-Q for the Quarter Ended June 30, 2006
                  Filed August 8, 2006
                  File No. 1-09553


Dear Ms. Jacobson:

         On behalf of our client, CBS Corporation ("CBS" or the "Company"), set forth below are the comments (the "Comments") of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") received in your letter dated September 7, 2006 concerning the Company's Form 10-K for the fiscal year ended December 31, 2005 and Form 10-Q for the quarter ended June 30, 2006. For the purposes of this letter, the Company refers to its Form 10-K for the fiscal year ended December 31, 2005 as its "2005 Form 10-K"; its Form 10-Qs for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 as its "first quarter 2006 Form 10-Q," its "second quarter 2006 Form 10-Q," and its "third quarter 2006 Form 10-Q," respectively; and its Form 10-K for the fiscal year ended December 31, 2006 as its "2006 Form 10-K." For your convenience, the Company's responses follow the sequentially numbered Comments copied in bold from your letter.


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Ms. Kathryn T. Jacobson
Securities and Exchange Commission                               October 4, 2006
Page 2



Form 10-K for the fiscal year ended December 31, 2005
-----------------------------------------------------
Item 1. Business
----------------
Showtime Networks, page I-10
----------------------------

1. We note that Showtime offers "marketing and advertising support and other incentives" to cable and satellite operators and distributors. Tell us more of these arrangements, your accounting for them and your basis in the accounting literature.

         In connection with its distribution arrangements, Showtime offers marketing and advertising support and other incentives to cable, satellite and other distributors. Showtime accounts for these arrangements in accordance with EITF Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)" ("EITF 01-09").

         Showtime pays its distributors to air advertising spots to promote Showtime and/or send marketing material directly to its customers and potential customers to attract them to subscribe to Showtime. The costs are expensed when such costs are incurred (e.g., when the advertising spot is aired, or as the costs related to the marketing campaign are incurred).

         Showtime and the distributor negotiate the services to be performed by the distributor and the payment of all costs associated with these advertising and marketing campaigns separately from their negotiation over the terms pursuant to which the distributor agrees to carry Showtime's channels. Since the advertising and marketing services that Showtime receives are separate, distinct and apart from the programming services that Showtime provides to the distributor, the Company respectfully notes that the criteria in paragraph 9a of EITF 01-09 has been met. In addition, as Showtime's extensive experience with advertising and marketing campaigns permits it to reasonably estimate the fair value of the advertising and marketing services, the Company respectfully notes that the criteria in paragraph 9b of EITF 01-09 has been met. In the event that the fair value estimated by Showtime is less than the amount of consideration paid to the distributor, that excess amount would be included as a reduction of revenue.

         Accordingly, because Showtime meets the criteria in paragraph 9 of EITF 01-09, the advertising and marketing costs relating to such arrangements are reported in the statement of operations as selling, general and administrative expenses.

         Please refer to the Company's response to the Staff's Comment No. 10 for proposed disclosure relating to the subject matter of this Comment.

Ms. Kathryn T. Jacobson
Securities and Exchange Commission                               October 4, 2006
Page 3



Management's Discussion and Analysis of Results of Operations and Financial
---------------------------------------------------------------------------
Condition, page II-24
---------------------

2. We note your disclosure that your accounts receivable securitization programs "result in the sale of receivables on a non-recourse basis to unrelated third parties on a one-year renewable basis, thereby reducing accounts receivable and debt on the Company's Consolidated Balance Sheets." We further note that the "terms of the revolving securitization arrangements require that the receivable pools subject to the programs meet certain performance ratios." Please confirm to us that the sale meets all the conditions in paragraph 9 of SFAS 140.

         The Company is currently a party to two separate receivable securitization programs with third party financial institutions. The Company respectfully notes that its accounts receivable securitization programs meet the three conditions listed in paragraph 9 of SFAS 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 140").

         In accordance with paragraph 9a of SFAS 140 and after consideration of the guidance provided by paragraphs 27 and 28 of SFAS 140, when the applicable receivables are transferred by the Company pursuant to program agreements, the receivables so transferred are isolated from and beyond the reach of the Company and its creditors. Accordingly, in the event of a bankruptcy proceeding of the Company under the bankruptcy code, the receivables transferred would not constitute "property of the estate" of the Company.

         In accordance with paragraph 9b of SFAS 140, each transferee under the securitization programs has the right to pledge or exchange the assets it receives and no condition both constrains the transferee from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor.

         In accordance with paragraph 9c of SFAS 140, the Company does not maintain effective control over the transferred receivables. There is no recourse to or collection risk borne by the Company in the event of any payment default or deficiency of any account debtor in the programs. The Company does not have rights of redemption or repurchase of the transferred receivables.

Ms. Kathryn T. Jacobson
Securities and Exchange Commission                               October 4, 2006
Page 4



Critical Accounting Policies, page II-26
----------------------------------------

3. We refer to your disclosures on page II-62 regarding the adoption of SFAS 123R. Please expand such disclosures for inclusion herein to include the information prescribed in the interpretive response to Question 5 under SAB Topic 14D.1 as follows:

         o Explanation of the method used to estimate the expected volatility of your share price.

         o Basis for your conclusions in using a combination of historical and implied volatility.

         o Summary of the evaluation of the factors listed in Questions 2 and 3 of the above section as part of the MD&A disclosures.

         The Company respectfully notes that the Company did not adopt SFAS No. 123 (revised 2004) "Share-Based Payment" ("SFAS 123R") until January 1, 2006, and therefore disclosure regarding the adoption of SFAS 123R was not included in the Critical Accounting Policies section of the Company's 2005 Form 10-K. In the Company's first quarter 2006 Form 10-Q, the Company included in its Critical Accounting Policies a discussion of the method used to estimate the Black Scholes assumptions, including expected volatility. The Company respectfully notes that in this Form 10-Q, it followed the guidance in Question No. 5 of Staff Accounting Bulletin ("SAB") Topic 14D.1, including the requirement to disclose how it determined the expected volatility assumption.

         The Company respectfully notes that Question No. 2 of SAB Topic 14D.1 is not applicable to the Company's disclosure since the Company did not rely on historical volatility when estimating expected volatility in 2006 due to the limited amount of trading history for CBS Corp. B Class B Common Stock. In its future filings, beginning with its third quarter 2006 Form 10-Q, the Company will include a summary of the evaluation of the factors listed in Question No. 3 of SAB Topic 14D.1 in its Critical Accounting Policies and financial statement footnote disclosure. The proposed disclosure is as follows:

     "When calculating expected stock price volatility, the Company placed exclusive reliance on implied volatility due to the limited amount of trading history for CBS Corp. Class B Common Stock. In addition, given the existence of an actively traded market for CBS Corp. options, the Company was able to derive implied volatility using publicly traded options to purchase CBS Corp. Class B Common Stock that were trading near the grant date of the employee stock options at a similar exercise

Ms. Kathryn T. Jacobson
Securities and Exchange Commission                               October 4, 2006
Page 5



     price and a remaining term of greater than one year. Although there is an active market for these publicly traded CBS Corp. options, the Company believes that due to their short trading history, the volatility of these options alone may not be indicative of expected volatility. As a result, the expected stock price volatility was determined using an average of the implied volatility of these options and the implied volatility of publicly traded options for entities with similar business characteristics within the Company's industry."

Critical Accounting Policies, page II-26
----------------------------------------

4. Please revise to provide more robust disclosures with respect to your accounting for the production and distribution of television programming. Describe in detail the judgments made in the application of these policies and the likelihood of materially different reported results if different assumptions or conditions were to prevail.

         The Company respectfully notes that the primary judgments that relate to the accounting for the production and distribution of television programming relate to the timing of the establishment of a secondary market, and estimates of related secondary market revenues and of future participation costs for purposes of applying the individual-film-forecast-computation method of amortizing capitalized television programming and determining participation expense.

         In response to the Staff's Comment, the Company will, in future filings, beginning with its 2006 Form 10-K, include the following proposed disclosure to its Critical Accounting Policies:

     "The Company accounts for the production and distribution of television programming in accordance with the Statement of Position 00-2 "Accounting by Producers or Distributors of Films" ("SOP 00-2"). SOP 00-2 requires management's judgment as it relates to the timing of the establishment of a secondary market for its television programming, and total estimated revenues to be earned and costs to be incurred throughout the life of each television program. These estimates are used to determine the amortization of capitalized television programming, expensing of participation costs, and any necessary net realizable value adjustments to capitalized television programming costs. For each television program, management bases these estimates on the performance of the television programming in the initial markets, the existence of future firm commitments to sell additional episodes of the program, and the past performance of similar television programs. These estimates are updated regularly based on information available as the television program


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Ms. Kathryn T. Jacobson
Securities and Exchange Commission                               October 4, 2006
Page 6



     progresses through its life cycle. Overestimating secondary market revenues or a failure to adjust for a downward change in the total estimated revenue could result in the understatement of the amortization of capitalized television programming costs, result in future net realizable value adjustments and impact the determination of participation expense."

     Please refer to the Company's response to the Staff's Comments No. 8 and No. 9 for further proposed disclosures.

Consolidated Balance Sheets, page II-38
---------------------------------------

5. Tell us and disclose in a note to the financial statements the nature of other liabilities of $3,751.7 million.

         Other liabilities, which are non-current, consist primarily of residual liabilities of previously disposed businesses, program rights, participation liabilities, deferred compensation and other employee benefit accruals. The Company respectfully notes that none of the components of other liabilities exceeded 5% of total liabilities in any of the periods presented, and thus did not require separate disclosure in accordance with S-X Rule 5-02.24.

         In response to the Staff's Comment, in future filings, beginning with the third quarter 2006 Form 10-Q, the Company will include the following proposed disclosure in the notes to its financial statements:

     "Other liabilities consist primarily of residual liabilities of previously disposed businesses, program rights, participation liabilities, deferred compensation and other employee benefit accruals."

         In addition, in the event that any individual component of this line item exceeds 5% of total liabilities in any future period, the Company will present such component separately on the face of its balance sheet in accordance with S-X Rule 5-02.24.

Ms. Kathryn T. Jacobson
Securities and Exchange Commission                               October 4, 2006
Page 7



1) Summary of Significant Accounting Policies
---------------------------------------------
Inventory, page II-43
---------------------

6. We note your television product includes direct production costs, production overhead and acquisition costs. Provide us with more details of the nature of these costs. Tell us how you comply with paragraphs 30-33 of SOP 00-2 in your accounting for these costs.

         The Company respectfully notes that direct production costs, the most significant component of capitalized television programming costs, include costs for talent, directors, producers, production crew, and other direct costs such as set design and location expense which directly relate to specific programs. Production overhead includes costs for certain individuals and departments with significant responsibility for production of the television programs. Acquisition costs are the costs incurred to acquire rights to books or stage plays, or original screenplays.

         The Company allocates production overhead costs to its television programs, in accordance with paragraph 30 of SOP 00-2. The Company respectfully notes that it does not include general and administrative expenses, costs of overall deals, or the costs of abandoned programming, in production overhead.

         With respect to overall deal arrangements, the Company respectfully notes that, in accordance with paragraph 31 of SOP 00-2, it expenses all of the costs associated with such arrangements, unless the costs incurred can be identified with the acquisition, adaptation, or development of a specific television program. The Company allocates to individual television programs a reasonable proportion of the costs of overall deals as television production costs and accounts for those costs in accordance with paragraph 32 of SOP 00-2.

         The Company respectfully notes that in accordance with the guidance in paragraph 32 of SOP 00-2, it periodically reviews television programs in the development stage (including adaptations). All capitalized costs for television programming costs not set for production within three years from the time of the first capitalization transaction are expensed by a charge to its statement of operations, unless there is a committed plan to sell such property.

         The Company respectfully notes that it follows the guidance in paragraph 33 of SOP 00-2 with respect to the accounting for capitalized television programming costs. As noted in the Company's responses to the Staff's Comments No. 8 and No. 9, until the Company can establish estimates of secondary market revenues, such as from television station and/or cable network sales, costs in excess of contracted revenues are expensed as incurred. Once secondary market

Ms. Kathryn T. Jacobson
Securities and Exchange Commission                               October 4, 2006
Page 8



revenues are established, the Company capitalizes subsequent television programming costs and applies the individual-film-forecast-computation method of amortization, in accordance with paragraphs 34-37 of SOP 00-2.

1) Summary of Significant Accounting Policies
---------------------------------------------
Inventory, page II-43
---------------------

7. Tell us how your participation cost estimates comply with paragraphs 41-42 of SOP 00-2.

         The Company respectfully notes that it follows the guidance in paragraphs 41 and 42 of SOP 00-2 as it relates to the accounting for total (i.e., ultimate) participation costs. Specifically, the Company includes ultimate participation costs in its individual-film-forecast computation to determine current period participation costs. If, at any balance sheet date, the participation cost liability for an individual television program exceeds the estimated unpaid ultimate participation costs for such individual television program, the excess liability is accounted for first as a reduction of unamortized film costs for that television program, and then as a credit to income. For fully amortized television programming for which the Company generates revenue, such as for television library titles, the Company accrues associated participation costs as the related revenue is recognized.

1) Summary of Significant Accounting Policies
---------------------------------------------
Inventory, page II-43
---------------------

8. Your disclosure regarding estimated remaining total lifetime revenues addresses only initial domestic syndication and basic cable revenues, but does not make any reference to secondary market revenue. Tell us whether you include estimates of secondary market revenue or any other estimates of revenue per paragraph 39 of SOP 00-2. Also, tell us how your estimated remaining total lifetime revenues used in your amortization methodology complies with the "ultimate revenue" concept per paragraphs 38-40 of SOP 00-2.

         The Company respectfully notes that, in accordance with paragraph 38 and 39 of SOP 00-2, estimated lifetime revenues include estimates of secondary market revenues such as foreign syndication, home entertainment, and merchandising, in addition to estimates of domestic syndication and basic cable revenues. The estimates are included in ultimate revenues only when the Company can demonstrate, through its experience, that episodes already produced, as well as those for which a firm commitment exists, can be successfully licensed in the secondary markets. In accordance with paragraph 40 of SOP 00-2, the Company does not

Ms. Kathryn T. Jacobson
Securities and Exchange Commission                               October 4, 2006
Page 9



discount ultimate revenues to its present value; and foreign revenue estimates are translated based on current spot exchange rates. The Company will include the following proposed disclosure in its future filings, beginning with its 2006 Form 10-K (as an additional paragraph in Note 1, Summary of Significant Accounting Policies):

     "Estimates for all secondary market revenues such as domestic and foreign syndication, basic cable, home entertainment and merchandising are not included in the estimated lifetime revenues of a television series until it is demonstrated that the program can be successfully licensed in such secondary market."

1) Summary of Significant Accounting Policies
---------------------------------------------
Inventory, page II-43
---------------------

9. Refer to page I-8 in which you disclosed that the "network license fee for a series episode is normally lower than the costs of producing each series episode; however, the Company's objective is to recoup its costs and earn a profit through domestic syndication of episodes after their network runs and/ or by licensing international exhibitions of the episodes." Considering that the profitability of your series appears to be largely dependent on secondary markets, please clarify your disclosure to address your accounting for initial and subsequent film costs. Refer to paragraph 33 of SOP 00-2.

         In future filings, beginning with its 2006 Form 10-K, the Company proposes to include the following disclosure (as an additional paragraph in Note 1, Summary of Significant Accounting Policies):

     "Television programming costs (which include direct production costs, production overhead and acquisition costs) are stated at the lower of amortized cost or net realizable value. Estimates for remaining total lifetime revenues are limited to the amount of revenue contracted for each episode in the initial market. Accordingly, television programming costs and participation costs incurred in excess of the amount of revenue contracted for each episode in the initial market are expensed as incurred on an episode by episode basis. Once it can be demonstrated that the program can be successfully licensed in the secondary market, estimates for all secondary market revenues such as domestic and foreign syndication, basic cable, home entertainment and merchandising are included in the estimated lifetime revenues of such television programming. Television programming costs incurred subsequent to the establishment of the secondary market are initially capitalized and amortized, and estimated liabilities for participations are accrued, based on the

Ms. Kathryn T. Jacobson
Securities and Exchange Commission                               October 4, 2006
Page 10



     proportion that current period revenues bear to the estimated remaining total lifetime revenues. These estimates are periodically reviewed and adjustments, if any, will result in changes to amortization rates and estimated accruals for participations."

1) Summary of Significant Accounting Policies
---------------------------------------------
Revenue Recognition, page II-44
-------------------------------

10. Tell us if subscriber fees are recognized gross versus net of incentives and other consideration paid to cable and satellite operators and distributors. Refer to paragraph 9 and Example 15 of EITF 01-9. Also, tell us whether advertising revenues are recognized net of agency commissions. Revise your disclosures accordingly.

         The Company respectfully notes that subscriber fees, which represent subscription revenues for cable networks, and costs related to incentives for advertising and marketing consideration paid to cable, satellite and other distributors are recognized on a gross basis, as the criteria in paragraphs 9a and 9b of EITF 01-09 are met (please refer to the Company's response to the Staff's Comment No. 1). The Company respectfully notes that it does not have any arrangements similar to those described in example 15 of EITF 01-09. In response to the Staff's Comment, the Company will include the following proposed disclosure in its future filings, beginning with its 2006 Form 10-K (as an additional paragraph in Note 1, Summary of Significant Accounting Policies):

     "Subscriber fees for cable networks are recognized in the period the service is provided. Costs for advertising and marketing services provided by cable, satellite and other distributors is recorded in selling, general and administrative expenses in accordance with the guidance in Emerging Issues Task Force No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)."

         The Company respectfully notes that advertising revenues are recognized net of agency commissions. In response to the Staff's Comment, the Company will include the following proposed disclosure in its future filings, beginning with its 2006 Form 10-K (as an additional paragraph in Note 1, Summary of Significant Accounting Policies):

     "Advertising revenues, net of agency commissions, are recognized in the period during which advertising is exhibited."

Ms. Kathryn T. Jacobson
Securities and Exchange Commission                               October 4, 2006
Page 11



1) Summary of Significant Accounting Policies
---------------------------------------------
Revenue Recognition, page II-44
-------------------------------

11. Please expand your discussion on revenue recognition to address advance cash payments and advance billings in connection with your license agreements for television product. Please provide us with your proposed disclosures.

         The Company respectfully notes that its deferred revenue primarily consists of advanced billings under television license agreements for which the underlying revenue has not been recognized in accordance with paragraph 7 of SOP 00-2 and unearned revenue related to advertising sales for which the targeted audience rating has not been met. In response to the Staff's Comment, the Company will include the following proposed disclosure in its future filings, beginning with its 2006 Form 10-K (as an additional paragraph in the Revenue Recognition section of Note 1, Summary of Significant Accounting Policies):

     "Deferred revenue primarily consists of advanced billings to licensees under television licensing arrangements and unearned advertising revenue related to television advertising arrangements for which the revenue has not yet been earned. The amounts classified as current are expected to be earned within the next twelve months."

1) Summary of Significant Accounting Policies
---------------------------------------------
Revenue Recognition, page II-44
-------------------------------

12. Tell us what you mean by "available for telecast" or "available for exhibition" when recognizing revenues from a television series covered by a license agreement. Also, tell us how you comply with paragraphs 11-14 of SOP 00-02.

          Television programming under a licensing agreement is "available for telecast" or "available for exhibition" when the television programming is completed, delivered, accepted and there are no restrictions on the customer's ability to begin its initial exploitation or exhibition of the television program. The Company respectfully notes that it follows paragraphs 11-14 of SOP 00-2 when recognizing revenues from television series covered by a license agreement.

         The Company enters into licensing agreements with, among others, broadcast networks, TV stations and cable networks in the domestic and foreign markets. Each license agreement specifically identifies an exhibition window in which the licensee has legal rights to exhibit the programming. Revenues are recognized only when the program is completed and delivered by the Company, accepted by the licensee, and the television program is not subject to any

Ms. Kathryn T. Jacobson
Securities and Exchange Commission                               October 4, 2006
Page 12



restrictions on the licensee's ability to begin its initial exploitation or exhibition of the television program.

1) Summary of Significant Accounting Policies
---------------------------------------------
Sales of Multiple Products or Services, page II-44
--------------------------------------------------

13. We are unable to locate from your filing any reference to arrangements involving multiple products and services. Please:

         o Tell us the nature of these arrangements and your specific accounting for them.

         o Tell us if these multiple arrangements include multiple film arrangements and film-related products. In this regard, we refer you to paragraphs 16, 17 and 26 of SOP 00-2 as applicable.

         The Company respectfully notes that it has not historically disclosed the detailed nature of specific multi-element arrangements as they have not been material to the Company's consolidated financial statements. However, given the emergence of multi-element arrangements in our industry, the Company believed it to be appropriate to include disclosure, in the Significant Accounting Policy section of its financial statement footnotes, of its compliance with EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). If these multi-element arrangements continue to grow in significance, the Company will expand its existing disclosure to include the specific nature of these agreements in its future filings.

         The Company respectfully notes that, although these arrangements have not been material, its primary multi-element revenue arrangements are with respect to the sale of multiple advertising spots and/or advertising across multiple platforms, such as our network television and our Internet websites, and licensing of multiple television programs under the same agreement.

         With respect to these arrangements, the Company follows the guidance in EITF 00-21 and the guidance in paragraphs 16-17 of SOP 00-2, as appropriate. For example, with respect to the sale of multiple advertising spots, in accordance with EITF 00-21, each individual spot has an ascertainable known fair value on a stand-alone basis as comparable spots are sold separately (paragraph 9a); there is objective and reliable evidence of the fair value of the undelivered items, by reference to stand-alone sales of similar advertising spots in similar day parts (paragraph 9b); and the vendor would typically have "right of return" with respect to audience under-delivery if the television program in which the advertisement was placed failed to achieve a certain audience rating (paragraph
9c). Once the elements are divided into separate units of accounting,

Ms. Kathryn T. Jacobson
Securities and Exchange Commission                               October 4, 2006
Page 13



those units are assigned a fair value in the manner described above and revenue recognition is applied, as appropriate, for each individual unit.

         The Company may enter into license agreements with respect to multiple television programs pursuant to which the Company receives a flat fee from a licensee. In those situations, the Company applies the guidance in paragraphs 16 and 17 of SOP 00-2. The overall contract revenues are allocated to the individual television programs covered by the agreement based on their relative fair values. Because the performance (for example, on network or domestic cable television) of the television product covered by these agreements is known prior to the execution of these license agreements, each television program within the license agreement is assigned a rating to reflect its quality (for example, "A," "B," and "C" ratings, with "A" being the top performing shows) and that categorization serves as the basis for allocating the overall contract price to the individual television programs licensed under these agreements. The Company respectfully notes that this approach is consistent with the guidance in paragraph 17 of SOP 00-2.

         The Company respectfully notes that its revenue recognition policies are consistent with paragraph 16 of SOP 00-2 in that it does not recognize revenue from licensing agreements unless the corresponding television program has met all the conditions in paragraph 7 of SOP 00-2.

         As previously noted, these multi-element arrangements have not been material to the Company's consolidated financial statements.

2) Discontinued Operations, page II-50
--------------------------------------

14. Tell us more about your aircraft financing leases, your accounting for them and why they are included in discontinued operations. Refer to your basis in the accounting literature.

         The aircraft leases that are included in the Company's discontinued operations were part of the financial services segment of Westinghouse, a predecessor company, which in 1992 adopted a plan to exit from such business. The plan calls for the run-off of the leases in accordance with contractual terms and these leases are expected to be liquidated through the year 2015. Since 1992, the leases have been accounted for as a discontinued operation in accordance with APB 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB 30"). Upon adoption of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), in accordance with paragraph 51, the Company continues to classify its aircraft lease portfolio as a discontinued operation. The Company respectfully notes that this presentation is also consistent

Ms. Kathryn T. Jacobson
Securities and Exchange Commission                               October 4, 2006
Page 14



with the provisions of EITF D-104, "Clarification of Transition Guidance in Paragraph 51 of SFAS 144" ("EITF D-104"). That guidance permits an entity to continue to present as a discontinued operation, a segment that was previously considered a discontinued operation under APB 30 when SFAS 144 was initially applied, provided the business is being run-off because of contractual obligations.

3) Goodwill and Intangible Assets, page II-51
---------------------------------------------

15. We note your disclosure that you reduced the carrying value of goodwill at the CBS Television reporting unit and the Radio reporting unit during the fourth quarter of 2005. This disclosure implies that you have identified only 1 reporting unit for your radio stations and only 1 reporting unit for your television stations. Addressing paragraph 30 of SFAS 142 and EITF D-101, tell us how you determined your reporting units and tell us what those reporting units are.

Television

         As described in the Company's response to the Staff's Comment No. 18, the Television reportable segment has one operating segment determined in accordance with the criteria in paragraph 10 of SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131").


         Within the Television operating segment at December 31, 2005, there were three components - CBS Television (which included broadcast networks, television stations and King World); CBS Paramount Television; and Showtime Networks. (CSTV Networks became a part of this operating segment upon its acquisition in January 2006.) These three components were determined to be reporting units based on the criteria in paragraph 30 of SFAS 142, "Goodwill and Other Intangible Assets" ("SFAS 142") and the additional guidance provided in EITF D-101, "Clarification of Reporting Unit Guidance in Paragraph 30 of FASB Statement No. 142" ("EITF D-101"). Paragraph 30 of SFAS 142 states that "a reporting unit is an operating segment or one level below an operating segment." The Company's three reporting units at December 31, 2005 are one level below its Television operating segment, consistent with this guidance. Specifically, the reporting units were determined based on the following factors:


o Each of the components within the Television operating segment constitutes a business as defined in EITF Issue No. 98-3, "Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business." In making that determination, the Company considered the fact that each of the three components of Television

Ms. Kathryn T. Jacobson
Securities and Exchange Commission                               October 4, 2006
Page 15



         contains inputs and processes such that they could stand on their own and conduct normal operations if they were to be separated.

o Detailed, discrete financial information, including a balance sheet and statement of operations is available for each of these three components of Television.

o The discrete financial information for each of these three components of Television is regularly reviewed by segment management.

Radio

         The Radio reportable segment has one operating segment determined in accordance with the criteria in paragraph 10 of SFAS 131. In making that determination, the Company respectfully notes that the criteria in paragraphs 10a (business activities) and 10c (discrete financial information) are met at the Radio operating segment level (as well as at the Radio component level); but as the Company's CODM assesses performance and makes resource allocations at the Radio operating segment level, the criterion set forth in paragraph 10b is only met at the Radio operating segment level (and not at the Radio component level).

         For purposes of determining the components of the Radio operating segment, the Company considered the guidance in paragraph 30 of SFAS 142 and determined that there are five components within this operating segment. The components are five geographic regions, each of which contains various individual radio stations. The Company concluded, in accordance with paragraph 30 of SFAS 142, that the five components comprise a single reporting unit because these five components have similar economic characteristics. In reaching that conclusion, in accordance with paragraph 30 of SFAS 142, the Company considered the elements of paragraph 17 of SFAS 131 as well as the additional factors discussed in EITF D-101, as follows:

o Paragraph 17 of SFAS 131 sets forth five characteristics to be considered in determining similarity, namely, the nature of the products and services; the nature of the production processes; the type or class of customer for the products and services; methods used to distribute the products and services; and the nature of the regulatory environment. The five regional components of the Radio operating segment are similar in each of these areas, specifically:

         o The "product" sold by such radio stations within each regional component is advertising time which is sold locally, regionally, and nationally.

         o   The programming aired by such stations is radio programming.

Ms. Kathryn T. Jacobson
Securities and Exchange Commission                               October 4, 2006
Page 16



         o The customers for each region are national, regional and local advertisers.

         o The process by which national, regional and local advertising spots are sold within each region is similar.

         o The radio stations within each region are subject to the same regulatory environment, and all operate under licenses granted by the Federal Communications Commission.

o EITF D-101 also discusses four additional qualitative factors that should be considered to determine similarity of components. The Company respectfully notes that consideration of those factors also supports the conclusion that the five Radio components have similar economic characteristics.

         o EITF D-101 states that "the manner in which an entity operates its business and the nature of those operations" is a factor to consider in determining whether components should be combined into one reporting unit. Radio manages its regions and underlying stations on a portfolio basis. There is one management team that oversees the regions. One of the primary objectives of Radio management is to establish leading franchises in news, sports, and personality programming across the country. To that end, Radio frequently enters into programming arrangements for the benefit of many of its stations. For example, stations across the country utilize the same programming from CBS Radio Network, as well as other programming, such as sports, weather and traffic, acquired from other large programming providers. In addition, many stations utilize programming from syndicated programming arrangements (for example, morning talk and financial programs) negotiated on their behalf. This widespread programming distribution provides national advertisers the ability to efficiently target certain demographics and reach a broad group of customers across the country. This broader, portfolio strategy has enabled Radio to sell advertising on a more widespread, national basis across all of their stations, and gain access to national advertisers. The ability to attract national advertisers and take advantage of widely distributed popular programming arrangements would be difficult to achieve if Radio operated each station or region independently.

         o EITF D-101 also lists as a factor whether goodwill is recoverable from the separate operations of each component business or from many components working in concert. To address this factor, it is relevant to consider how the majority of the Radio goodwill was initially derived. The Company acquired the majority of Radio in May 2000 (and purchased the minority interest held by the public in 2001). The goodwill acquired, including the premium that the Company paid, was the result of the national leadership position that Radio held in the marketplace and the ability to leverage this national footprint by, among other things, selling advertising on a

Ms. Kathryn T. Jacobson
Securities and Exchange Commission                               October 4, 2006
Page 17



             national basis across all of its stations and the ability to enter into syndicated programming arrangements that can be used by stations across the country, as described above. Because Radio is managed on a portfolio basis, which provides Radio with national advertising cash flows as well as more attractive and lower cost programming, the overall cash flows of Radio is greater than they would be if the stations were operated independently, or on a regional basis. Accordingly, the goodwill attributable to CBS Radio is expected to be recovered from the radio stations working in concert, as opposed to from the stations operating independently.

         o EITF D-101 also states that "the extent to which the component businesses share assets and other resources" is a factor in determining whether component businesses should be combined into one reporting unit. As mentioned above, the underlying stations share network and syndicated programming arrangements, and also share key systems, such as the system to track advertising spots. In addition, the stations also share functional resources and services provided, or entered into on their behalf, such as ratings arrangements with ratings companies, lease agreements, treasury and cash management services, tax support, employee benefits, technology support and insurance.

         o EITF D-101 also states that the extent that components benefit from common research and development projects is also a factor in determining whether components should be combined. The Company respectfully notes that there are a number of technology and programming initiatives developed from which the stations benefit. For example, Radio's participation in the HD Digital Alliance Association (a group comprising several different radio companies) resulted in the acceleration of the conversion from analog to digital broadcasts for many of its stations. Also, Radio has recently developed new radio formats, such as "Free FM" and "Jack," which it has rolled out to many of its stations. Finally, Radio's experimentation with streaming, podcasting, and website development has resulted in the streaming of programming for approximately half of its radio station portfolio.

8) Investments in Affiliated Companies, page II-55
--------------------------------------------------

16. We note your disclosure that the aggregate market value of the Company's publicly traded investments ... was not below the total carrying value on the Consolidated Balance Sheet. Tell us if your impairment assessment is based on each individual investment or on all publicly traded investments as a whole.

         The Company respectfully notes that it assesses each individual investment for impairment separately in accordance with APB 18, "The Equity Method of Accounting for

Ms. Kathryn T. Jacobson
Securities and Exchange Commission                               October 4, 2006
Page 18



Investments in Common Stock," or SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," as appropriate. In response to the Staff's Comment, the Company will clarify its disclosure in this regard in its future filings, beginning with its 2006 Form 10-K.

11) Stockholders' Equity, page II-59
------------------------------------
Long-term Incentive Plans, II-60
--------------------------------

17. We note on page II-62 that you updated the methodology for certain Black Scholes assumptions concerning historical volatility and the expected term. Please:

         o Tell us in detail how you determined your volatility assumption and tell us your consideration of SAB Topic 14D.1.

         The Company respectfully notes that a combination of both historical and implied volatility was utilized during 2005 since several factors led the Company to believe that historical volatility alone may not be indicative of expected volatility. These factors include the paying of dividends which commenced during 2003 and the effect of significant transactions including the Viacom/CBS merger in 2000 and the split-off of Blockbuster in 2004.

         The Company followed the guidance in Question 2 of SAB Topic 14D.1 with respect to calculating historical volatility and accordingly used the annualized monthly historical volatility over the expected term. Certain historical periods were removed due to unusual market conditions following events such as September 11, 2001, since the Company believed that historical share prices for a period after these events were not relevant in estimating expected volatility and these events are not expected to occur during the expected term of the employee stock options.

         When evaluating its reliance on implied volatility, the Company considered the factors in Question 3 of SAB Topic 14D.1 and determined that there was sufficient market activity for its Class B Common Stock and publicly traded options to purchase its Class B Common Stock. The Company derived an implied volatility from publicly traded options with a similar exercise price that were trading near a date corresponding with the grant date of the employee stock options. Since there were no options trading with a remaining term that was similar to the terms of the employee options being granted, the Company used publicly traded options to purchase its Class B Common Stock with a term that was between one and three years.

         In 2006, as further discussed in the Company's response to the Staff's Comment No. 19, the Company changed its method of estimating expected stock price volatility to rely exclusively

Ms. Kathryn T. Jacobson
Securities and Exchange Commission                               October 4, 2006
Page 19



on implied volatility as CBS Corp. Class B Common Stock only began trading on January 1, 2006.

         o Tell us how the separation of Viacom impacted your conclusion on historical volatility. Refer to paragraph A21 of SFAS 123R.

         The Company respectfully notes that the separation of former Viacom was not taken into consideration when estimating historical volatility since substantially all of the 2005 stock options were granted before the decision was made to separate former Viacom.

         o Tell us the nature of "forward looking estimates of volatility provided by third party financial institutions." Considering that you have historical evidence available, tell us why this additional information is necessary to estimate expected volatility and how this information impacts your volatility assumption.

         Since publicly traded stock options to purchase CBS Corp. Class B Common Stock had a maximum term of one to three years, the Company also consulted with two independent third party investment banking firms to obtain an estimate of what the indicative implied volatility would be assuming stock options with the same characteristics as the employee stock options (including their term) were trading in the market place. The implied volatility obtained from these estimates was similar to the implied volatility of publicly traded options to purchase CBS Corp. Class B Common Stock. The Company used a combination of both historical and implied volatility during 2005 since the Company believed that historical volatility alone may not be indicative of expected volatility.

         o   Tell us if the third party financial institutions are independent.

         The Company respectfully notes that the third party financial institutions were independent.

         o While you are not required to make reference to (independent) third party experts, when you do you should also disclose the name of the expert and include the consents of the expert. If you decide to delete your reference to third party expert, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Revise to comply with this comment in future filings.

         The Company respectfully notes that beginning with its second quarter 2006 Form 10-Q, the Company deleted references to third party experts and included a discussion of the method

Ms. Kathryn T. Jacobson
Securities and Exchange Commission                               October 4, 2006
Page 20



used to determine volatility. Please refer to the Company's response to the Staff's Comment No. 3 for its proposed disclosure related hereto.

         o Tell us why you believe that the use of the "simplified method" results in a more refined estimate of the expected term when compared to your historical share option exercise experience as a reasonable basis for estimating expected term. Refer to the interpretive response to Question 6 under SAB Topic 14D.2.

         The Company respectfully notes that, in accordance with the guidance in Question 6 under SAB Topic 14D.2, the "simplified method" of estimating expected term may be used in the short term when the Company chooses not to rely on its historical stock option exercise data and alternative information is not easily available. Beginning in 2005, new option grants were set to expire after 8 years, whereas, historically, options were set to expire 10 years from the date of grant. As a result, the Company determined that historical stock option exercise experience may not be indicative of future exercise behavior and therefore did not provide a reasonable basis for estimating expected term.

Form 10-Q for the Quarterly Period Ended June 30, 2006
------------------------------------------------------

Description of Business, page 6
-------------------------------

18. We note your Television reportable segment is comprised of your networks, including CBS, UPN, Showtime and CSTV; your television stations; and your production and syndication business, including Paramount Television and King World. Please identify for us your operating segments within your Television reportable segment. Explain to us in detail how you identified your operating segments with reference to SFAS 131. Finally, if you have operating segments within your Television reportable segment, tell us why it is appropriate to aggregate these operating segments.

         The Company respectfully notes that there is one operating segment within the Television reportable segment. In making that determination, the Company considered the three criteria in paragraph 10 of SFAS 131, noting that the criteria in paragraphs 10a (business activities) and 10c (discrete financial information) are met at the Television operating segment level, as well as at the Television component level - the components being CBS Television, CBS Paramount Television, Showtime Networks, and CSTV Networks (acquired in January
2006). However, with respect to the criterion in paragraph 10b, the Company notes that the Company's Chief Executive Officer ("CEO") is the CODM, consistent with paragraph 12 of SFAS 131, and in that role, regularly assesses performance and approves capital allocation decisions only at the

Ms. Kathryn T. Jacobson
Securities and Exchange Commission                               October 4, 2006
Page 21



Television operating segment level and not at the Television component level. Further, the CODM reviews annual budgets, performance, and planned capital allocations at the Television operating segment level with the Company's Board of Directors. Accordingly, the Company respectfully notes that the criterion in paragraph 10b is not met at the Television component level.

         In reaching the conclusion that the Company's CEO is the CODM, the Company also respectfully notes that while detailed annual budgets that contain disaggregated information about the above components is reviewed at levels below that of the CODM, approval of the overall budget for the Company as well as approvals for all budgeted capital allocations are approved by the Company's CEO.

         In addition to the above considerations, the Company also considered the guidance in paragraph 14 of SFAS 131. That paragraph states that an "operating segment [generally] has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment" and that "the term segment manager identifies a function, not necessarily a manager with a specific title." In the case of the Television operating segment, the Company's Executive Vice President - Operations, who is the operating segment manager for Television, regularly reviews and discusses the operating results and budgets of the Television segment with the CODM.

         As explained above, the Company respectfully notes that it does not have more than one operating segment within its Television reportable segment and as such, the aggregation criteria in paragraph 17 of SFAS 131 are not applicable.

Stock Options, page 9
---------------------

19. Tell us in detail how you determined the expected stock price volatility during 2006 and why you believe your approach is appropriate. Tell us how your approach differs from that employed during 2005.

         The expected stock price volatility was determined using an average of the implied volatility of publicly traded options to purchase CBS Corp. Class B Common Stock and the implied volatility of publicly traded options for entities with similar business characteristics within our industry. The Company chose to rely exclusively on implied volatility when determining expected volatility due to the limited amount of historical trading information available for CBS Corp. Class B Common Stock. In addition, in accordance with Question 4 of SAB Topic 14D.1, the Company chose exclusive reliance on implied volatility as the following factors are present: the Company

Ms. Kathryn T. Jacobson
Securities and Exchange Commission                               October 4, 2006
Page 22



utilizes a valuation model that is based upon a constant volatility assumption; the implied volatility is derived from options that are actively traded; the market prices of both the traded options and underlying shares are measured at a similar point in time to each other and near a date corresponding with the grant date; the traded options have a similar exercise price as the employee stock options; and the remaining term of the traded options on which the estimate is based was greater than one year.

         According to Question 6 of SAB Topic 14D.1 and paragraphs A22 and A32C of SFAS 123R, newly public entities may base their estimate of expected volatility on the implied volatility of publicly traded options for similar entities whose share or option prices are publicly available. As a result, the Company believes that this method is appropriate.

         During 2005, as described in the Company's response to the Staff's Comment No. 17, prior to the separation of former Viacom, the Company relied on a combination of historical volatility of former Viacom class B common stock and the implied volatility of publicly traded options to purchase former Viacom class B common stock as there was sufficient historical information and trading history of former Viacom stock options available.

         Please refer to the Company's response to the Staff's Comment No. 3 for its proposed disclosure related hereto.

                                     * * * *

         We hereby acknowledge on behalf of the Company that:

         o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

         o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

         o The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Kathryn T. Jacobson
Securities and Exchange Commission                               October 4, 2006
Page 23



         If you have any questions concerning the matters referred to in this letter, please call the undersigned at (212) 848-7325.

                                        Sincerely,

                                        /s/ Stephen T. Giove

                                        Stephen T. Giove



cc:    Leslie Moonves, President and Chief Executive Officer
       Fredric G. Reynolds, Executive Vice President and Chief Financial Officer Susan Gordon, Senior Vice President, Controller and Chief Accounting
        Officer
       Louis J. Briskman, Executive Vice President and General Counsel
       Charles K. Gifford, Chairman of the Audit Committee
       Robert Conklin, PricewaterhouseCoopers LLP